SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934



Lincoln Electric Holdings
(Name of Issuer)

Common Stock
(Title of Class of Securities)

533900106
(Cusip Number)


Check the following if a fee is being paid with this statement ___.    (A fee
is not required only if the filing person:

(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







(Continued on the following page(s))

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CUSIP No.

533900106

13G

Page 2 of 5

Pages























1
Name of Reporting Person





















S.S. or I.R.S. Identification No. of Above Person





















KeyCorp
I.R.S. Employer Identification No. 34-1784820









2
Check the Appropriate Box if a
Member of a Group*














(a)



















Not Applicable

(b)
















3
SEC Use Only































4
Citizenship or Place of Organization





















State of Ohio






















5
Sole Voting Power

148,529

















Number of










Shares
6
Shared Voting








Beneficially

Power

3,083,516






Owned By










Each Reporting
7
Sole Dispositive








Person With

Power

403,791


















8
Shared Dispositive Power

417,772



























9
Aggregate Amount Beneficially Owned
by Each Reporting Person











3,232,113




















10
Check Box if the Aggregate Amount in
Row (9) Excludes Certain Shares*










Not Applicable




















11
Percent of Class Represented by
Amount in Row 9










6.56%




















12
Type of Reporting Person*










HC





















SEC 1745 (6-80)				*SEE INSTRUCTIONS BEFORE FILLING OUT




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SECURITIES AND EXCHANGE COMMISSION
Washington  D.C.  20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934
(Amendment No. 1)

Item 1 (a).  Name of Issuer:

Lincoln Electric Holdings

Item 1 (b).  Address of Issuer's principal executive offices:

22801 Saint Clair Avenue
Cleveland, OH  44117

Item 2 (a).  Name of person filing:

KeyCorp

Item 2 (b).  Address of principal business office:

127 Public Square
Cleveland,  Ohio  44114-1306

Item 2 (c).  Place of organization:

State of Ohio


Item 2 (d).  Title of class of securities:

Common Stock

Item 2 (e).  CUSIP Number:

533900106

Item 3.         If this statement is filed pursuant to Rules 13d-1(b),  or
                     13d - 2 (b), indicate type of  person filing:

Person filing is a Parent Holding Co., in accordance with 240.13d - 1(b)(ii)(G)








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Item 4.
Ownership:











(a)  Amount of beneficially owned:


3,232,113
shares







(b)  Percent of class:



6.56%







(c)  Number of shares as to which such person has:











    (i)Sole power to vote or to direct the vote



148,529

   (ii)Shared power to vote or to direct the vote



3,083,516

  (iii)Sole power to dispose or to direct the disposition of



403,591

   (iv)Shared power to dispose or to direct the disposition of



417,772






Item 5.
Ownership of five percent or less of a class:











Not Applicable










Item 6.
Ownership of more than five percent on behalf of another person:











Other persons are known to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of these securities.  Those persons whose





interest relates to more than five percent of the class are:





None










Item 7.
Identification and classification of the subsidiaries which acquired the security being reported on by the parent holding company:











Identification:    Key Trust Company of Ohio, N.A.

Classification:    (B) Bank as defined by Section 3 (A)(6) of the
Act.

Identification:    Key Asset Management, Inc.

Classification:    Registered investment advisor










Item 8.
Identification and classification of members of the group:











Not Applicable










Item 9.
Notice of dissolution of group:











Not Applicable









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Item 10.  Certification

The undersigned expressly declares that the filing of the Schedule 13G shall not be construed as an admission that the undersigned is, for purposes of
Section 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  September 15, 1998



KeyCorp

By:




Carol Davenport
Chief Fiduciary Officer
KeyBank
















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